Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT

PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

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HEAR FROM MEL KARMAZIN, CEO OF SIRIUS RADIO.

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SIRIUS and XM Announce Post Merger Pricing Plans.

Click here to learn more...

WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?

Just groups representing about every race, creed, religion and political affiliation, that's all.

see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SAME RADIOS

SIRIUS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

IN THE NEWS

Phantom threats to consumer choice
Rocky Mountain News

Orbitcast Interview with Mel Karmazin
Orbitcast

Karmazin Swings Back at NAB
Broadcasting & Cable

FCCs Martin: Pleased With Sirius/XM A La Carte Proposal
Associated Press

The a la carte alternative
The Washington Times

PTC Lauds XM/Sirius for Promising Real Choices for Families
The Parents Television Council

Approve the Sirius/XM merger
The Washington Times

Cardinal puts his faith in proposed satellite merger
NY Daily News

Satellite Radio Hands Out Appetizers
The Motley Fool

Sirius, XM Offer Plan to Let Users Choose Channels
Bloomberg

View All

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

Phantom threats to consumer choice
Rocky Mountain News
August 18, 2007
The Federal Trade Commission’s so-far futile attempt to block the purchase of Wild Oats by Whole Foods has wasted loads of time and money. Assuming the FTC’s court appeal fails, too, the exercise could still have at least one healthy outcome if it prompts federal officials to reassess their outdated theories about what qualifies as a monopoly.
Anyone who regularly shops for groceries knows that Whole Foods is not about to enjoy anything close to a stranglehold on “natural” and organic foods if this merger goes through. So how did FTC officials convince themselves that captive consumers were about to be fleeced?
In part by examining only a narrow slice of the retail grocery market while discounting the broader competition that dwarfs the mini-rivalry between Wild Oats and Whole Foods.
The same mistake was made a few years ago when Douglas County-based EchoStar tried to buy DirecTV but was blocked by the Federal Communications Commission, which acted as if satellite TV were a telecom world unto itself. In fact, even had the two merged, the resulting company would have controlled only 17 percent of the pay TV market.
The proposed merger of XM Satellite Radio and Sirius is provoking similarly blinkered arguments about its alleged threat to competition — as if music lovers don’t enjoy a host of other options. If satellite radio is such an insulated cash cow, you have to wonder why Sirius reported yet another loss earlier this month.
We’re not suggesting regulators give a pass to every merger plan. Anti-competitive deals that leave consumers with no place to turn are rare, but they occur. Unfortunately, the tendency to see market dominance where none exists is prevalent even for industries undergoing rapid transformation.
The most vivid example of this concerns the news media. Federal ownership rules ban or limit, among other things, the number of TV stations that can be owned by one company in a local market, the number of radio stations that can be owned by a TV station in the same city, the ownership of a TV or radio station and a newspaper in the same market, and even the percentage of U.S. households a broadcast TV owner can reach.
To say these rules are antiquated in the age of the Internet and such devices as the iPhone is an understatement. Yet every plea to bring them into the 21st century is met by outrage from politicians and consumer advocates, who claim the rules protect a diversity of views.

Incredibly, sentiment may be growing for greater regulation. Democratic presidential candidate John Edwards and others worry that News Corp.’s purchase of Dow Jones & Co., which owns The Wall Street Journal, signals the need for more restrictions on the cross- ownership of media. In a letter to the FCC, Sen. Christopher Dodd, D-Conn., claimed “this buyout will result in an overly consolidated media market, imperiling the diversity of opinions available to residents of the greater New York area and across the country.”
Would someone introduce that man to wireless service and cable, and then escort him to the periodical section of the nearest Barnes & Noble to give him an inkling of the diversity of opinions available in this land?
In appealing a judge’s ruling allowing the Wild Oats/ Whole Foods merger, the FTC is refusing to learn from its mistakes. We can only hope other federal officials are more open to the realities of competition in an age where consumers enjoy such a cornucopia of choice.

Julian C. Day
July 13, 2007
Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street. SW
Washington DC 20554

Re:	Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Ms. Dortch:
RadioShack Corporation (“RadioShack”) supports the above-referenced application concerning the proposed merger of Sirius Satellite Radio Inc. (“Sirius”) and XM Radio Inc. (“XM”). RadioShack is one of the nation’s most experienced and trusted consumer electronics specialty retailers. We sell Sirius satellite radios, services, and plans in our stores and dealer outlets, as well as through our web site. We believe that a merger of Sirius and XM will benefit consumers, including those that purchase satellite radio products and services from RadioShack.
Simply put, a merger of Sirius and XM will enhance the choices available to subscribers of one or the other service. Once the merger is approved, for example, consumers who have purchased Sirius service from one of our outlets will have access to a broader variety of satellite radio programming. Today, consumers with an interest in satellite radio must either: (1) choose between Sirius and XM, foregoing some of the most appealing channels available on the other service or (2) subscriber to both services, which means purchasing two satellite radios and paying for two subscriptions. Soon after the merger closes, these choices will increase. In addition to the two options noted, consumers also will be able to receive the most popular channels offered by both services aver a single device and for a single monthly fee.
Further, the merger will help speed the development and future commercial release of interoperable satellite radios. Once this occurs, all satellite radio subscribers will have the added ability to receive the complete line-up offered by both Sirius and XM on one receiver at a monthly price that is considerably lower than that of subscribing to both services today.

Marlene H. Dortch, Secretary

More broadly, this merger proposes to combine two small players in the audio entertainment market. As a result, the merger will bring greater vitality and financial resources to this upstart technology. Allowing this to happen will, in turn, spark a new generation of services and products with more advanced and user-friendly features. Consumers, of course, will be better off as a result.
For these reasons, RadioShack urges the FCC to approve the Sirius-XM application.
Respectfully submitted,

Press Release

FOR IMMEDIATE RELEASE	Contact: John Zippert — 205 652 9676
August 21, 2007
The Federation/LAF Throws Its Support Behind
SIRIUS/XM Satellite Radio Merger
EPES, ALABAMA... The Federation of Southern Cooperatives/Land Assistance Fund today announced it is in favor of the merger between SIRIUS Satellite Radio (Nasdaq: SIRI) and XM Satellite Radio (Nasdaq: XMSR) in a letter filed with the Federal Communications Commission (FCC).
“Rural communities are consistently undeserved by the lack of diversity in programming that local terrestrial radio broadcasters provide,” said Ralph Paige, Executive Director of the Federation of Southern Cooperatives/LAF. “A merger of SIRIUS and XM will bring lower prices and increased programming choices to the over 20,000 rural member families of the Federation/LAF in twelve southern states.”
In its letter to the FCC, the Federation/LAF cited the benefits that “a la carte” options and other low-cost, bundled programming packages would provide for rural and minority consumers.
“Our members clearly benefit from the ability to select the programs that are most applicable to their businesses, families, and personal interests,” added Paige. “We are also encouraged by the commitments that SIRIUS and XM have made to enhance the diversity and breadth of programming for minority audiences.”
A merger of the two companies will enhance its capacity to deliver emergency alerts and up-to-date weather information to even more remote areas, helping guide agricultural planning and preparation for potential natural disasters. By lowering the monthly cost in many of its packages, a merged company will add more subscribers among black family farmers across the South who would greatly benefit from these services.
The Federation/LAF filed its letter with the FCC on August 13th and urged the Commission to act swiftly in its approval.

###
Note: The Federation/LAF, now in its 40th year, assists Black family farmers across the South with farm management, debt restructuring, alternative crop suggestions, marketing expertise and a whole range of services to ensure family farm survivability.